# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001013594-25-001148
Filed by CIK 0001336198
Persons authorized to receive notices and communications: Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- ESOPUS CREEK VALUE SERIES FUND LP - SERIES A (CIK 0001336198): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,315,400; sole dispositive power 0; shared dispositive power 1,315,400; aggregate amount beneficially owned 1,315,400 (5.08% of the class)
- Esopus Creek Advisors LLC (CIK 0001378067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,315,400; sole dispositive power 0; shared dispositive power 1,315,400; aggregate amount beneficially owned 1,315,400 (5.08% of the class)
- Sole Andrew L. (CIK 0001378121): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,315,400; sole dispositive power 0; shared dispositive power 1,315,400; aggregate amount beneficially owned 1,315,400 (5.08% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Comment:
This Amendment No.2 (this "Amendment No.2") amends the Schedule 13D filed on September 12, 2025 (the ("Original Schedule 13D") as amended by Amendment No.1 ("Amendment No.1") on October 14, 2025 (collectively, the "Schedule 13D"), which relates to the shares of common stock, par value $0.0001 per share (the "Common Stock" or "Shares") of Spirit Aviation Holdings, Inc., Inc., a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 1731 Radiant Drive, Dania Beach, Florida 33004.

Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

All of the Shares to which this Statement relates were purchased by Esopus Creek Fund using its investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by Esopus Creek was approximately $700,955, including commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The Reporting have Persons acquired the securities disclosed herein based on the Reporting Persons' belief that the securities are undervalued and represent an attractive investment opportunity.

The Issuer has now filed for bankruptcy protection twice in rapid succession which creates a serious lack of confidence in current management. Since the Issuer is now a serial bankruptcy petition filer, the Reporting Persons are concerned that the value of the equity will be eroded or extinguished through mismanagement. The Reporting Persons believe that to preserve shareholder value the Issuer should now be merged with another carrier or sold.
The Reporting Persons are gratified that the United States Trustee's Office has successfully obtained a stipulation permitting the appointment of an examiner, a request the Reporting Persons made in their prior communications with the United States Trustee's Office
The Reporting Persons believe, based upon the Issuer's October 2025 projections which were attached as an exhibit to its October 14, 2025 Form 8-K, that the Issuer is not hopelessly insolvent.

The Reporting Persons also believe the Issuer has made various statements to the Bankruptcy Court in recent days which suggest that the Issuer's management, who owe a legal duty to shareholders, may be incapable of providing adequate representation to protect the stockholders in the bankruptcy matter.

The Reporting Persons have contacted the United States Trustee's Office to request that the Office order the appointment of an Official Committee of Equity Holders so that the shareholder body is adequately represented in the bankruptcy case.
The Reporting Persons believe that such a statutory body, which is obliged to serve and advance the best interests of equity holders, is necessary to protect the financial interests of shareholders.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Except as otherwise disclosed in this Item 4 or the Presentation, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer becoming involved in bankruptcy proceedings, or changing its intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

(a) - (b) The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 25,882,259 Shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.

As of the date hereof, Esopus Creek Fund beneficially owned 1,315,400 Shares, constituting approximately 5.08% of the Shares outstanding. By virtue of its relationship with Esopus Creek Advisors discussed in further detail in Item 2. By virtue of his relationships with each of Esopus Creek Fund and Esopus Creek Advisors discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by Esopus Creek Fund. Advisors Esopus Creek Fund, Esopus Creek and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,315,400 Shares, constituting approximately 5.08% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as follows:

(i) On September 3 ,2025, Esopus Creek Fund purchased over-the-counter 500,000 Shares at purchase price of $0.5379 per Share, excluding commissions.

(ii) On September 10, 2025, Esopus Creek Fund purchased over-the-counter 800,000 Shares at a purchase price of $0.5012 per Share, excluding commissions.

(iii) On October 9, 2025, Esopus Creek Fund sold over-the-counter 14,000 Shares at a purchase price of $0.3388 per Share, excluding commissions.

(iv) On October 15, 2025, Esopus Creek Fund purchased over-the-counter 29,400 Shares at a purchase price of $0.3588 per Share, excluding commissions.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- ESOPUS CREEK VALUE SERIES FUND LP - SERIES A: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member of Esopus Creek Advisors, LLC, the general partner of Esopus Creek Value Series Fund LP - Series A (10/17/2025)
- Esopus Creek Advisors LLC: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member (10/17/2025)
- Sole Andrew L.: /s/ Andrew L. Sole, Andrew L. Sole, a natural person (10/17/2025)